SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2021

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Taxpayer ID (CNPJ): 42.150.391/0001-70

Company Registry (NIRE): 29.300.006.939

Publicly-Held Company

MATERIAL FACT

São Paulo, May 14, 2021 - BRASKEM S.A. (“Braskem” or “Company”), in compliance with CVM Instruction 358/02, informs its shareholders and the market that, in compliance with article 9 of CVM Instruction 567/15 which establishes the obligation of Company to divest or cancel shares held in treasury whenever it finds that the balance of available resources has been exceeded, as determined in its latest disclosed financial statements, Braskem’s Board of Directors authorized the divestment on the stock exchange of all shares of the Company held in treasury, that make up on this date 902,166 Class A preferred shares issued by Braskem.

The appendix contains additional information about the operation, as required by CVM Instructions 480/09 and 567/15.

For more information, contact Braskem’s Investor Relations Department by calling +55 (11) 3576-9531 or sending an e-mail to braskem-ri@braskem.com.br.

São Paulo, May 14, 2021.

Pedro van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Officer

Braskem S.A.

APPENDIX 30-XXXVI TO CVM INSTRUCTION 480/09

(Trading of Own Shares)

1. Justify in detail the purpose and expected economic effects of the transaction:

As per the Statement of Shareholders' Equity included in the Financial Statements of the Company related to the fiscal year ended in December 31, 2020 and disclosed on March 10, 2021, a loss was recorded in the amount of R$6,667,262,951.65, which was partially absorbed by capital reserves and profit reserves, thereby zeroing said reserves, pursuant to article 189, sole paragraph of the Brazilian Corporations Law.

Moreover, CVM Instruction 567 of September 17, 2015 (“ICVM 567”) establishes that companies must divest or cancel, within 6 months from the disclosure of the financial statements that served as the basis for calculating the excess, that is, starting from March 10, 2021, the shares held in treasury whenever the balance of available resources has been exceeded.

As such, the Board of Directors authorized to divest on the stock exchange all the shares held in treasury to comply with ICVM 567, pursuant to article 3, paragraph 1 of ICVM 567 and the Bylaws of the Company. The financial amount to be received with such shares divestment will not have significant accounting effects on the Company's results.

2. Inform the number of shares (i) outstanding and (ii) already held in treasury:

As defined in article 8 of ICVM 567, the Company has on this date (i) in outstanding, 12,907,078 common shares, 189,203,281 Class A preferred shares and 500,230 Class B preferred shares; and (ii) 902,166 Class A preferred shares in treasury.

3. Inform the number of shares that may be acquired or divested:

Up to 902,166 Class A preferred shares.

4. Describe the main characteristics of the derivative instruments that the company may use, if any:

Not applicable.

5. Describe, if any, the voting agreements or instructions between the company and the counterparty in the transactions:

Not applicable. The divestment will be made at B3 S.A. – Brasil, Bolsa, Balcão (B3).

6. If the transactions are conducted outside the organized securities markets, inform:

Not applicable. The shares will be divested exclusively at B3 at market prices.

7. Inform, if any, the impacts that the trades will have on the controlling interest or management structure of the company:

The Company has its controlling interest defined and the number of shares to be divest is not sufficient to affect the controlling interest or management structure of the Company.

8. Identify the counterparties, if known, and, in case of related party to the company as defined by the accounting rules on the matter, also provide the information required by article 8 of CVM Instruction 481 of December 17, 2009:

The transactions will be conducted at B3 and it is not possible to identify the counterparties.

9. Indicate the destination of the proceeds, if applicable:

The destination of the proceeds obtained will be for general corporate use of the Company, considering that Article 9 of CVM Instruction 567/15 establishes the Company's obligation to divest or cancel shares held in treasury whenever it finds that the balance of available resources has been exceeded, as determined in its latest disclosed financial statements.

10. Indicate the deadline for settling the authorized transactions:

Until September 10, 2021, as established by ICVM 567.

11. Identify the institutions that will act as intermediaries, if any:

The Company has not defined the institutions that will act as intermediaries yet.

12. Specify the funds available to be used, pursuant to article 7, paragraph 1, of CVM Instruction 567 of September 17, 2015.

Not applicable since it is a divestment.

13.       Specify the reasons why the Board of Directors feels comfortable that the share buyback will not affect the fulfillment of obligations undertaken towards creditors or the payment of mandatory, fixed or minimum dividends.

Not applicable since it is not a share buyback.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2021

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.